Senomyx, Inc.

4767 Nexus Centre Drive

San Diego, CA 92121

August 1, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jonathan Burr
John Reynolds
Pamela Howell

Re:	Senomyx, Inc.
Registration Statement on Form S-3
Filed July 27, 2017
File No. 333-219507

Ladies and Gentlemen:

Pursuant to Rules 460 and 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on August 3, 2017 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

●	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Senomyx, Inc.

By: /s/ Catherine Lee

 Catherine Lee

 Senior Vice President, General Counsel and Corporate Secretary